Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 Tel. 212.309.6000 Fax: 212.309.6001 www.morganlewis.com Richard F. Morris Partner 212.309.6650 richard.morris@morganlewis.com

May 1, 2014

VIA EDGAR

Amy W. Miller

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-6010

Re:      Reality Shares ETF Trust, File Nos. 333-192288 and 811-22911

Dear Ms. Miller:

On behalf of our client, Reality Shares ETF Trust (the “Trust” or “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on March 31, 2014, regarding the Trust’s Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to its Registration Statement on Form N-1A (the “Registration Statement”).

Pre-Effective Amendment No. 1 was filed with the SEC on February 6, 2014 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), to respond to Staff comments on the Registration Statement and to make certain other changes. The Registration Statement was filed with the SEC on November 12, 2014 in connection with the registration of shares of the following three (3) series of the Registrant: the Reality Shares NASDAQ-100 Dividend Growth Index ETF, the Reality Shares U.S. Isolated Dividend Growth Index ETF (now named the “Reality Shares Isolated Dividend Growth ETF”) and the Reality Shares Isolated Dividend Growth ETF (each, a “Fund” and together, the “Funds”).

Almaty   Beijing   Boston   Brussels   Chicago   Dallas   Frankfurt   Harrisburg   Houston   Irvine   London   Los Angeles   Miami

Moscow   New York   Palo Alto   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Tokyo   Washington   Wilmington

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Funds’ Prospectus and/or Statement of Additional Information included as part of the Registration Statement.

PROSPECTUS

A.	Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF

Principal Investment Strategies

1.

Comment.      The last sentence of the second paragraph of this section states that “[t]he Fund seeks to track the performance of the Index.” In order to align more closely with the Fund’s investment objective, please consider revising the sentence to read: “The Fund seeks long-term capital appreciation by tracking the Index.”

Response.      This sentence has been deleted in response to the Staff’s request to provide a more plain English discussion of the Fund’s investment strategy.

2.

Comment.      The prospectus states that “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending, if any) will be invested in the component securities of its Index.” To the extent that securities lending is not a principal investment strategy of the Fund, please revise the parenthetical statement to comply with Rule 35d-1 under the 1940 Act.

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

Response.      While the Fund currently does not have a principal investment strategy to engage in securities lending, the cited language is included to track the corresponding language provided in the Fund’s exemptive application pursuant to which an order was granted that allows the Fund to operate as an index ETF.1 As such, the Registrant respectfully declines to make the requested change.

3.

Comment.      In order to conform to the plain English requirements of Rule 421 under the Securities Act, please revise the Fund’s Principal Investment Strategies to more clearly distinguish the component securities of the Fund’s Index, which are options, from the component securities of the NASDAQ-100 Index, which are equity securities.

Response.      The requested changes have been made.

Principal Risks

4.

Comment.      Since the Fund invests primarily in options, please consider supplementing or clarifying the use of the term “issuers” in the context of the Fund’s disclosure regarding “Non-Diversification Risk.”

Response.      The requested change has been made.

B.      Reality Shares U.S. Isolated Dividend Growth Index ETF (now named the Reality Shares Isolated Dividend Growth Index ETF)

Principal Investment Strategies

5.

Comment.      The second sentence of the second paragraph of this section states that “[t]he Fund seeks to track the performance of the Index.” In order to align more closely with the Fund’s investment objective, please consider revising the sentence to read: “The Fund seeks long-term capital appreciation by tracking the Index.”

Response.      This sentence has been deleted in response to the Staff’s request to provide a more plain English discussion of the Fund’s investment strategy.

1 See order under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act (Investment Company Act Release No. 30678, August 27, 2013) granted in connection with an application filed on April 5, 2013, and amendments to the application on May 9, 2013 and July 25, 2013. The relevant language is set forth in the first sentence of the second paragraph on page 13 of the amendment filed on July 25, 2013.

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

6.

Comment.      In order to conform to the plain English requirements of Rule 421 under the Securities Act, please revise the Fund’s Principal Investment Strategies to more clearly distinguish the component securities of the Fund’s Index, which are options, from the component securities of the S&P 500 Index, which are equity securities.

Response.      The requested changes have been made.

Principal Risks

7.

Comment.      Since the Fund invests primarily in options, please consider supplementing or clarifying the use of the term “issuers” in the context of the Fund’s disclosure regarding “Non-Diversification Risk.”

Response.      The requested change has been made.

C.	General Comments

8.

Comment.      The Staff repeats its comments made to the Registration Statement that each Fund should adopt a policy pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of its net assets in the types of dividend paying companies suggested by its name (each, an “80% Policy”) because of the use of the word “Dividend” in each Fund’s name.

Response.      The Registrant continues to respectfully disagree with the Staff’s position with respect to the applicability of Rule 35d-1 to the Funds and will address the Staff’s Rule 35d-1 comment in a future pre-effective amendment filing.

9.

Comment.      To the extent that a Fund will invest in futures, forwards or swaps, and use such investments for purposes of determining compliance with its 80% Policy, please confirm that each Fund will use the marked-to-market value, and not the notional value, of such instruments when determining compliance with its 80% Policy

Response.      The Registrant continues to respectfully disagree with the Staff’s position with respect to the applicability of Rule 35d-1 to the Funds and will address the Staff’s Rule 35d-1 comment in a future pre-effective amendment filing.

10.	Comment. Please explain supplementally how each Fund expects to comply with its 80% Policy and the coverage requirement of Section 18 of the 1940 Act.

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

Response.      The Registrant continues to respectfully disagree with the Staff’s position with respect to the applicability of Rule 35d-1 to the Funds. Regardless of its position with respect to the applicability of Rule 35d-1, the Registrant represents that the Funds intend to comply with Section 18 of the 1940 Act in a manner consistent with the prior guidance provided by the Securities and Exchange Commission and the Staff of the Division of Investment Management2 (the “Prior Guidance”). Specifically, each Fund, in accordance with the Prior Guidance, will:

(i)    earmark on its books and records cash or liquid securities of any type (“Earmarked Assets”) having an aggregate value, measured on a daily basis, at least equal to the amount of its obligations that might otherwise be considered “senior securities” for purposes of Section 18 of the 1940 Act (“Obligations”), and/or

(ii)    “cover” such Obligations by entering into offsetting positions having an aggregate value, measured on a daily basis, at least equal to the amount of its Obligations.

Specifically, the Registrant notes that each Fund intends to invest substantially all of its assets in long and short positions in option contracts as discussed in the prospectus, that are listed for trading on U.S. securities exchanges. These listed option contracts are actively traded prior to expiration and the market for these listed option contracts (and the securities underlying such contracts) is established, active and highly transparent. These listed option contracts are therefore “liquid securities” as described in the Merrill Lynch No-Action Letter. Each Fund will comply with Section 18 by earmarking on its books and records its long positions in such listed option contracts having an aggregate value, measured on a daily basis, at least equal to the amount of its Obligations. Each Fund’s Obligations, Earmarked Assets and offsetting positions will be marked to market on a daily basis. The Adviser will monitor the liquidity of each Fund’s listed option contracts and each Fund’s compliance with the Prior Guidance on a daily basis. In this manner each Fund will comply with Section 18 of the 1940 Act. While the Reality Shares Isolated Dividend Growth Fund has greater flexibility to invest in derivatives other than options because it is actively managed, to the extent it invests in such derivatives, it will comply with Section 18 of the 1940 Act as set forth in (i) and (ii) above.

11.	Comment. The Staff strongly encourages the inclusion of a table or chart in the Funds’ Principal Investment Strategy disclosure describing the use and function of the Funds’ put-call parity strategy.

Response.      The requested chart has been inserted in the Funds’ disclosure in response to Item 9 of Form N-1A.

12.	Comment. Please explain supplementally the approximate percentage of each Fund’s assets that are expected to be invested in fixed income securities.

2 See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666, 44 Fed. Reg. 25128 (Apr. 18, 1979), Merrill Lynch Asset Management, L.P., SEC No-Action Letter (July 2, 1996) (the “Merrill Lynch No-Action Letter”), Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987), Hutton Options Trading LP, SEC No-Action Letter (Feb. 2, 1989).

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

Response.      The Funds intend to invest only a limited portion of their assets in short-term fixed income securities and money market instruments. Such investments would be used only (i) to “cover” derivatives positions in order to satisfy the Fund’s asset coverage requirements under Section 18 of the 1940 Act, and (ii) for cash management purposes, such as to provide liquid assets to pay expenses. The Reality Shares Isolated Dividend Growth ETF may invest in short-term fixed income securities and money market instruments for temporary defensive purposes. The Registrant expects each Fund to have less than 5% of its net assets invested in such instruments at any time and does not consider holding such instruments to be a principal investment strategy.

13.	Comment. Will each Fund be subject to interest rate risk based on its holding of fixed income securities for cover? If so, please revise each Fund’s Principal Risks accordingly.

Response.      The Registrant does not consider interest rate risk associated with the Fund’s holdings in short-term fixed income securities or money market instruments to be a principal risk of the Fund due to the expected low level of investment in such instruments. Nevertheless, because the level of interest is a factor that could impact the price of the option contracts and other investments held by the Funds, the Registrant has added the following disclosure for each Fund:

Interest Rate Risk — Although the Fund seeks to minimize the impact of changing interest rates on the value of its portfolio investments, there can be no guarantees these strategies will be successful. To the extent these strategies are not successful, the performance of the Fund could vary from its stated objective and you could lose money.

14.	Comment. In the Item 9 disclosure for each Fund, please include an expanded discussion of the fact that each Fund may sell options. Asset coverage when selling options should also be discussed.

Response.      The requested change has been made.

15.	Comment. In the discussion of each Fund’s Principal Investment Strategy, please clarify that each Fund does not intend to distribute dividend income to shareholders.

Response.      The requested changes have been made.

16.	Comment. Please explain why the Funds have elected not to specify that shareholders will be notified of a change to a Fund’s investment objective within 60 days, as is general practice.

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

Response.      While the Registrant is not aware of any requirement to provide shareholders with 60 days’ advance notice of a change in the investment objective of the Fund, the Registrant confirms that it will do so.

STATEMENT OF ADDITIONAL INFORMATION

Description of Permitted Investments and Risk Factors

17.

Comment.      To the extent that both principal and non-principal investment strategies and risks are discussed in this section, please identify whether each is a principal or non-principal strategy or risk.

Response.      The requested change has been made.

18.

Comment.      The last sentence of this section’s discussion of Equity Securities states that “[t]he different types of equity securities in which the Funds may invest are described in more detail below.” Please revise or delete this sentence to reflect the fact that equity securities are not described below.

Response.      The requested change has been made.

19.

Comment.      The first sentence of this section’s discussion of Fixed Income Securities states that “[…]each Fund reserves the right to invest a limited portion of its assets in fixed income investments.” Please disclose the approximate percentage of each Fund’s assets that are expected to be invested in fixed income securities.

Response.      The requested change has been made.

20.	Comment. Please consider including an abbreviated version of this section’s discussion of the Funds’ use of put and call options in each Fund’s Item 9 disclosure in the Prospectus.

Response.      The requested change has been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from

Amy W. Miller

Securities and Exchange Commission

May 1, 2014

taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 309-6650.

Sincerely,

/s/ Richard F. Morris

Richard F. Morris

cc: Eric Ervin

      Tom Trivella